UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2015

Commission File Number: 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated April 1, 2015 relating to the clarification announcement of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 1, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLARIFICATION ANNOUNCEMENT

Reference is made to a recent news report made by Asia Television Limited (“ATV”) regarding the possible involvement of Hong Kong Television Network Limited (the “Company”) in ATV (the “Possible Transaction”).

The board of directors of the Company (the “Board”) made enquiry with Mr. Wong Wai Kay, Ricky (“Mr. Ricky Wong”) who confirmed that he did meet with Mr. Wong Ching once on 26 March 2015 to exchange and discuss preliminary ideas on how assistance may be provided to assist in the operations of ATV and the renewal of its domestic free television programme service licence. No agreement or agreement in principle has been reached by Mr. Ricky Wong, whether or not on behalf of the Company with anyone with regard to the Possible Transaction. In particular, the Company has not entered into any discussions with the Joint and Several Managers of ATV appointed by the High Court of Hong Kong Special Administrative Region.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s securities.

By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 1 April 2015

As at the date of this announcement, the Executive Directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.